UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-31994

Semiconductor Manufacturing International
Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

DISCLOSEABLE TRANSACTION AND CONNECTED TRANSACTION IN RELATION TO

(1)  DISPOSAL OF 19.61% EQUITY INTEREST IN HOLDCO A BY SILTECH

SHANGHAI TO JCET AND ISSUE OF A SHARES TO SILTECH SHANGHAI BY JCET AND

(2)  PRIVATE PLACEMENT OF A SHARES TO SILTECH SHANGHAI BY JCET

RESUMPTION OF TRADING

DISPOSAL AGREEMENT

On 27 April 2016, SilTech Shanghai (an indirectly wholly-owned subsidiary of the Company) and JCET entered into the Disposal Agreement, pursuant to which SilTech Shanghai agreed to sell its 19.61% equity interest in Holdco A to JCET in consideration of RMB664 million, which will be satisfied by JCET’s issue of 43,229,166 Consideration Shares to SilTech Shanghai at RMB15.36 per share.

SUBSCRIPTION AGREEMENT

On 27 April 2016, SilTech Shanghai and JCET entered into the Subscription Agreement, pursuant to which SilTech Shanghai agreed to subscribe for and JCET agreed to issue 150,681,044 Subscription Shares in consideration of an aggregate subscription price of RMB2,655 million in cash.

IMPLICATIONS UNDER THE LISTING RULES

As the Disposal and the Subscription are both in consideration of A Shares of JCET, the two transactions are aggregated for the purpose of calculating the applicable percentage ratios stipulated under Rule 14.07 of the Listing Rules.

As JCET holds approximately 14.7% equity interest in SJ Semiconductor Corporation, a subsidiary of the Company, it is a connected person at the subsidiary level of the Company under the Listing Rules. The Disposal and the Subscription are approved by the Board, and the independent non-executive Directors have confirmed that the terms of the Disposal Agreement and the Subscription Agreement are fair and reasonable and the entering into of the Disposal Agreement and the Subscription Agreement are on normal commercial terms and in the interests of the Company and its shareholders as a whole. The Disposal and the Subscription are therefore exempt from the circular, independent financial advice and shareholders’ approval requirements under Rule 14A.101.

As certain percentage ratios exceed 5% but are less than 25%, the Disposal and the Subscription as aggregated also constitute a discloseable transaction of the Company subject to the reporting and announcement requirements under the Listing Rules but is exempt from shareholders’ approval requirement under Chapter 14 of the Listing Rules.

RESUMPTION OF TRADING

At the request of the Company, trading in the shares of the Company on the Stock Exchange has been halted with effect from 9 : 00 a.m. on 28 April 2016 pending the release of this announcement. The Company has applied to the Stock Exchange for resumption of trading in the shares of the Company on the Stock Exchange with effect from 9 a.m. on 29 April 2016.

THE DISPOSAL AGREEMENT

Reference is made to: (1) the Company’s announcements dated 22 December 2014 and 31 December 2014 in relation to the proposed acquisition of all or part of the issued and paid-up ordinary shares in the capital of STATS ChipPAC by SilTech Shanghai (an indirectly wholly- owned subsidiary of the Company), JCET and China IC Fund through Bidco, with the Company making a capital contribution of the RMB equivalent of approximately US$100 million; (2) the announcement dated 27 August 2015 by STATS ChipPAC in relation to the closing of the above acquisition; and (3) the Company’s announcement dated 23 February 2016 in relation to the potential exercise of the put option to sell all the shares acquired and held by SilTech Shanghai in the capital of Holdco A in consideration of the issue of shares by JCET.

On 27 April 2016, SilTech Shanghai and JCET entered into the Disposal Agreement, pursuant to which SilTech Shanghai agreed to sell its 19.61% equity interest in Holdco A to JCET in consideration of RMB664 million, which will be satisfied by JCET’s issue of 43,229,166 Consideration Shares to SilTech Shanghai at RMB15.36 per share. The key terms of the Disposal Agreement are set out below:

Date

27 April 2016

Parties

1.	SilTech Shanghai (an indirectly wholly-owned subsidiary of the Company); and

2.	JCET (a connected person at the subsidiary level of the Company).

Subject asset to be disposed

Pursuant to the Disposal Agreement, SilTech Shanghai agreed to sell the Sale Interest (i.e. its 19.61% equity interest in Holdco A) to JCET in consideration of RMB664 million. The value of the Sale Interest was determined at approximately RMB666.7 million as at 31 December 2015 by China United Assets Appraisal Group Company Limited being an independent valuer appointed by JCET.

As at the date of this announcement, Holdco A is owned as to 50.98% by JCET, 29.41% by China IC Fund and 19.61% by SilTech Shanghai. Holdco A is the indirect holding company of STATS ChipPAC, a leading provider of advanced semiconductor packaging and test services in the world.

Consideration

The consideration of the Disposal is RMB664 million, which was arrived at after arm’s length negotiations between the parties to the Disposal Agreement taking into account the value of the Sale Interest as at 31 December 2015 by China United Assets Appraisal Group Company Limited, being RMB666.7 million. The consideration of the Disposal will be satisfied by JCET’s issue of 43,229,166 Consideration Shares to SilTech Shanghai at RMB15.36 per share. Such issue price for each Consideration Share is determined based on 10% discount to the average daily trading price (the aggregate value of shares traded divided by the volume of shares traded) of the A Shares on the SSE for a 60 trading day period preceding 27 November 2015 (being the last day of trading in JCET’s A Shares before suspension). As disclosed in the announcement of the Company dated 22 December 2014 and the announcement of STATS ChipPAC dated 27 August 2015, the original amount of capital injected by SilTech Shanghai to Holdco A on 27 August 2015 was approximately US$100 million.

The issue price and the number of the Consideration Shares will be subject to adjustment resulting from any declaration of dividend or issue of new A Shares by JCET between 31 December 2015 and the issuance date of the Consideration Shares in order to ensure the value of the consideration of the Disposal to be maintained at RMB664 million.

Conditions

The Disposal Agreement will become effective when signed and sealed by legal representatives or authorised representatives of both parties subject to satisfaction of the following conditions:

(i)	approval by the board and the shareholders at general meeting of JCET;

(ii)	approval by SilTech Hong Kong (the sole shareholder of SilTech Shanghai); and

(iii)	approval of the CSRC.

Completion of the Disposal

Within 45 days after the Disposal Agreement becoming effective, the parties will complete the registration procedures regarding the transfer of the 19.61% equity interest in Holdco A from SilTech Shanghai to JCET.

Within 90 days after the Disposal Agreement becoming effective, JCET will procure completion of the issue and registration process of the Consideration Shares (including the listing of the Consideration Shares on the SSE) for SilTech Shanghai.

Lock-up of the Consideration Shares

The Consideration Shares to be held by SilTech Shanghai will be subject to a lock-up period of:

(i)	36 months from the date of listing of such Consideration Shares if at the time when the Consideration Shares is registered under the name of SilTech Shanghai (based on the completion date of the registration procedures regarding the transfer), the Sale Interest has been held by SilTech Shanghai for less than 12 months since the date when the Sale Interests are actually paid up by SilTech Shanghai; or

(ii)	12 months from the date of listing of such Consideration Shares if at the time when the Consideration Shares is registered under the name of SilTech Shanghai (based on the completion date of the registration procedures regarding the transfer), the Sale Interest has been held by SilTech Shanghai for 12 months or more since the date when the Sale Interests are actually paid up by SilTech Shanghai, during which SilTech Shanghai will not transfer any of the Consideration Shares.

The lock-up period will extend for at least 6 months if (a) within 6 months after completion of the Disposal, the price of the A Share on the SSE is lower than the issue price of each Consideration Share (i.e. RMB15.36) for 20 consecutive trading days; or (b) the closing price of the A Share on the expiry date of the 6-month period after completion of the Disposal is lower than the issue price of each Consideration Share (i.e. RMB15.36).

Financial information of Holdco A

Set out below is the audited consolidated financial information of Holdco A under PRC GAAP for the two years ended 31 December 2014 and 31 December 2015, respectively:

	For the year ended 31 December
	2014	2015
	(In RMB Million)

Net loss before taxation	Nil (Note)	(467.2)
Net loss after taxation	Nil (Note)	(447.4)

Note:	Holdco A was established in November 2014 and did not incur any net profit or loss during November and December 2014.

THE SUBSCRIPTION AGREEMENT

Date: 27 April 2016

Parties:

1.	SilTech Shanghai (an indirectly wholly-owned subsidiary of the Company); and

2.	JCET (a connected person at the subsidiary level of the Company).

Subject asset to be acquired

Pursuant to the Subscription Agreement, SilTech Shanghai agreed to subscribe for and JCET agreed to issue 150,681,044 Subscription Shares at RMB17.62 per share in consideration of an aggregate subscription price of RMB2,655 million in cash by way of private placement. The A Shares of JCET has been suspended from trading since 30 November 2015. The closing price of the A Shares on 27 November 2015 (the last day of trading in JCET’s A Shares before suspension) was RMB22.02. The value of the 150,681,044 of the Subscription Shares at RMB22.02 per A Share is approximately RMB3,318 million.

Subscription price

The aggregate price of the Subscription Shares being RMB2,655 million (i.e. RMB17.62 per Subscription Share), which was arrived at after arm’s length negotiations between the parties to the Subscription Agreement and is determined based on 10% discount to the average daily trading price (the aggregate value of shares traded divided by the volume of shares traded) of the A Shares on the SSE for a 20 trading day period preceding 27 November 2015 (being the last day of trading in JCET’s A Shares before suspension).

The issue price and the number of the Consideration Shares will be subject to the adjustment resulting from any declaration of dividend or issue of new A Shares by JCET between 31 December 2015 and the issuance date of the Consideration Shares in order to ensure the value of the consideration of the Subscription to be maintained at RMB2,655 million.

Conditions of the Subscription Agreement to become effective

The Subscription Agreement will become effective when signed and sealed by legal representatives or authorised representatives of both parties subject to satisfaction of the following conditions:

(i)	approval by the board and the shareholders at general meeting of JCET;

(ii)	approval by SilTech Hong Kong (the sole shareholder of SilTech Shanghai); and

(iii)	approval of the CSRC.

Completion of the Subscription

The principal underwriter engaged by JCET for the purpose of this private placement will issue a payment notice to SilTech Shanghai for the price of the Subscription Shares within 15 days after this private placement has been filed with the CSRC. SilTech Shanghai will pay 100% of the aggregate subscription price to the account designated by such principal underwriter on the date specified in the payment notice.

Within 30 days after the full payment of such subscription price, JCET will complete the issue and registration procedures of the Subscription Shares (including the listing on the SSE of the Subscription Shares) for SilTech Shanghai.

Lock-up of the Subscription Shares

The Subscription Shares to be held by SilTech Shanghai will be subject to a lock-up period of 36 months from the date of listing of such Subscription Shares, during which SilTech Shanghai will not transfer any of the Subscription Shares through the SSE, agreement or share repurchase by JCET.

Financial information of JCET

Set out below is the audited consolidated financial information of JCET under PRC GAAP for the two years ended 31 December 2014 and 31 December 2015, respectively:

	For the year ended 31 December
	2014	2015
	(In RMB Million)

Net profit/(loss) before taxation	257.9	(122.3)
Net profit/(loss) after taxation	208.8	(158.4)

UNDERTAKINGS BY THE COMPANY

The Company signed a letter of undertaking dated 27 April 2016 pursuant to which the Company has undertaken that (i) after completion of the Disposal and the Subscription, the Group will not be engaged in any business which will compete with JCET; (ii) within two years after completion of the Disposal and the Subscription, the Company will transfer the competing business (if any) to JCET or, if there are legal impediments, such business is unsuitable for injection or such injection is not approved by JCET’s shareholders, to an independent third party. The Company will comply with the relevant Listing Rules requirements if such transfer obligations arise.

On 27 April 2016, SilTech Shanghai has signed a declaration whereby it agrees with JCET that within three years of the completion of the Disposal and the Subscription, on the basis that the board of JCET consists of nine directors, the Company will nominate two directors. SilTech Shanghai also agrees with JCET that after completion of the Disposal and the Subscription, there will be no acting-in-concert relationship between SilTech Shanghai and any other shareholders of JCET. Within three years of the completion of the Disposal and the Subscription, SilTech Shanghai will exercise its rights as a shareholder of JCET independently, it will not enter into any acting-in-concert agreement or arrangement with any other shareholders of JCET.

EFFECT OF THE DISPOSAL

Immediately upon completion of both the Disposal and the Subscription, the Company (through SilTech Shanghai) will hold 193,910,210 A Shares in total (subject to any necessary adjustment to the number of Consideration Shares or Subscription Shares) representing 14.26% shareholding interest in JCET and 14.26% attributable equity interest in Holdco A (being a subsidiary of JCET) assuming that completion of the China IC Fund Agreement has taken place. The Company is expected to become the single largest shareholder of JCET after completion of the Disposal and the Subscription. As the consideration of the Disposal is in form of securities (i.e. the Consideration Shares), there will be no proceeds to be received by the Company from the Disposal.

After taking into account the consideration for the Sale Interest, the original investment cost of Holdco A and the relevant transaction costs, the Company is expecting overall net gain of approximately US$0.6 million subject to audit.

REASONS FOR AND BENEFITS OF THE DISPOSAL AND THE SUBSCRIPTION

This strategic investment reflects the current industry trend and customers’ requests which demand greater integration between front-end and back-end IC manufacturing.

The Company understands form JCET that China IC Fund and JCET has also entered into an agreement which involves disposal by China IC Fund of its 29.41% equity interest in Holdco A and 22.73% equity interest in Holdco B to JCET in consideration of 129,622,395 A Shares in JCET (the ‘‘China IC Fund Agreement’’). The Disposal and the Subscription are not conditional upon and are independent from the China IC Fund Agreement. Reference is made to JCET’s announcement which will be published on the SSE on or around 28 April 2016.

To ensure the independence of the Disposal and the Subscription from the China IC Fund Agreement, Mr. Lu Jun and Mr. Ren Kai have abstained from voting on the relevant board resolution in respect of the Disposal Agreement and the Subscription Agreement. Mr. Lu Jun, who is a Class II non-executive Director and a member of the Nomination Committee of the Company, holds the position of President in China IC Fund’s sole manager Sino IC Capital Co., Ltd. Mr. Ren Kai, who is a Class III non-executive Director and a member of the Strategic Advisory Committee of the Company, holds the position of Vice President in China IC Fund’s sole manager Sino IC Capital Co., Ltd and the position of legal representative in Xun Xin (Shanghai) Investment Co. Ltd.*, a wholly-owned subsidiary of China IC Fund.

The Directors (including the independent non-executive Directors) believe that the terms of the Disposal Agreement and the Subscription Agreement are fair and reasonable and the entering into of the Disposal Agreement and the Subscription Agreement and the transactions contemplated thereunder are on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and its shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

As the Disposal and the Subscription are both in consideration of A Shares of JCET, the two transactions are aggregated for the purpose of calculating the applicable percentage ratios stipulated under Rule 14.07 of the Listing Rules.

As JCET holds approximately 14.7% equity interest in SJ Semiconductor Corporation, a subsidiary of the Company, it is a connected person at the subsidiary level of the Company under the Listing Rules. The Disposal and the Subscription are approved by the Board, and the independent non-executive Directors have confirmed that the terms of the Disposal Agreement and the Subscription Agreement are fair and reasonable, and the entering into of the Disposal Agreement and the Subscription Agreement are on normal commercial terms and in the interests of the Company and its shareholders as a whole. The Disposal and the Subscription are therefore exempt from the circular, independent financial advice and shareholders’ approval requirements under Rule 14A.101.

As certain percentage ratios exceed 5% but are less than 25%, the Disposal and the Subscription as aggregated also constitute a discloseable transaction of the Company subject to the reporting and announcement requirements under the Listing Rules but is exempt from shareholders’ approval requirement under Chapter 14 of the Listing Rules.

INFORMATION ABOUT THE PARTIES

The Company

The Company is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in the PRC. The Company provides integrated circuit foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, the Company has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab and a second majority owned 300mm fab under development for advance nodes in Beijing; 200mm fabs in Tianjin and Shenzhen. The Company also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

JCET

JCET was founded in 1998 and listed on the Shanghai Stock Exchange in 2003 (stock code: 600584SH). JCET is mainly engaged in research, development, production and sale of semiconductors, electronic components, specialised electrical and electronic equipment, sale of self-support mechanical and electrical products and equipment, import and export of all types of self-support or commissioned goods and technology, raw materials processing and ‘‘three come on repair’’ business. JCET is headquartered in Jiangyin, China, and has five production plants located in Jiangsu Province and Anhui Province (not including STATS ChipPAC).

RESUMPTION OF TRADING

At the request of the Company, trading in the shares of the Company on the Stock Exchange has been halted with effect from 9 : 00 a.m. on 28 April 2016 pending the release of this announcement. The Company has applied to the Stock Exchange for resumption of trading in the shares of the Company on the Stock Exchange with effect from 9 a.m. on 29 April 2016.

This announcement is made by the Company pursuant to the inside information provisions under Part XIVA of the the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09 of the Listing Rules.

DEFINITIONS

‘‘A Shares’’	the issued RMB dominated ordinary shares of JCET which are listed on the SSE;

‘‘Bidco’’	JCET-SC (Singapore) Pte. Ltd., a company incorporated and wholly- owned by Holdco B in the Republic of Singapore

‘‘Board’’	the board of Directors of the Company;

‘‘China IC Fund’’	China Integrated Circuit Industry Investment Fund Co., Ltd. (國家集成電路產業投資基金股份有限公司), a company established under the laws of the PRC;

‘‘Co-investment Agreement’’	the co-investment agreement entered into among SilTech Shanghai, JCET and China IC Fundon 22 December 2014 to form an investment consortium, the ultimate purpose of which is to carry out the proposed acquisition to be made of all or part of the issued and paid-up ordinary shares in the capital of STATS ChipPAC by JCET, China IC Fund and SilTech Shanghai through Bidco

‘‘Company’’	Semiconductor Manufacturing International Corporation (中芯國際 集成電路製造有限公司), a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange and the ADSs of which are listed on the New York Stock Exchange, Inc.;

‘‘Consideration Shares’’	43,229,166 A Shares to be issued by JCET to SilTech Shanghai as consideration for the Sale Interest under the Disposal Agreement;

‘‘CSRC’’	China Securities Regulatory Commission;

‘‘Director(s)’’	the director(s) of the Company;

‘‘Disposal’’	the disposal of the Sale Interest by SilTech Shanghai to JCET as contemplated under the Disposal Agreement;

‘‘Disposal Agreement’’	the agreement dated 27 April 2016 entered into between SilTech Shanghai and JCET in relation to the Disposal;

‘‘Holdco A’’	蘇州長電新科投資有限公司 (Suzhou Changdian Xinke Investment Co., Ltd.*), a company incorporated by JCET under the PRC laws and owned by JCET, SilTech Shanghai and China IC Fund as to 50.98%, 19.61% and 29.41% respectively;

‘‘Holdco B’’	蘇州長電新朋投資有限公司 (Suzhou Changdian Xinpeng Investment Co., Ltd.*), a company incorporated under the PRC laws, equity interest of which is to be held by the Holdco A as to 77.27% and the IC Fund as to 22.73%

‘‘Hong Kong’’	Hong Kong Special Administrative Region of the People’s Republic of China;

‘‘JCET’’	Jiangsu Changjiang Electronics Technology Co., Ltd.* (江蘇長電科技股份有限公司), a company incorporated under the PRC laws, share of which are listed on the SSE (stock code: 600584SH);

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange;

‘‘PRC’’	the People’s Republic of China, but for the purposes of this announcement only, excludes Hong Kong, Macau and Taiwan;

‘‘RMB’’	Renminbi, the lawful currency of the PRC;

‘‘Sale Interest’’	the 19.61% equity interest in Holdco A held by SilTech Shanghai as at the date of this announcement being the subject matter of the Disposal Agreement;

‘‘SilTech Hong Kong’’	SilTech Semiconductor (Hong Kong) Corporation Limited;

‘‘SilTech Shanghai’’	芯電半導體(上海)有限公司 (Siltech Semiconductor (Shanghai) Corporation Limited*), a company incorporated under the PRC laws and an indirectly wholly-owned subsidiary of the Company;

‘‘SSE’’	Shanghai Stock Exchange;

‘‘STATS ChipPAC’’	STATS ChipPAC Ltd., a leading provider of advanced semiconductor packaging and test services in the world and a company incorporated in the Republic of Singapore, shares of which are listed on the Singapore Exchange Securities Trading Limited.

‘‘Stock Exchange’’	The Stock Exchange of Hong Kong Limited;

‘‘Subscription’’	the subscription of 150,681,044 Subscription Shares by SilTech Shanghai under the Subscription Agreement;

‘‘Subscription Agreement’’	the agreement dated 27 April 2016 entered into between SilTech Shanghai and JCET in relation to the Subscription;

‘‘Subscription Shares’’	150,681,044 A Shares to be subscribed by SilTech Shanghai and issued by JCET under the Subscription Agreement; and

‘‘%’’	per cent.

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 28 April 2016

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Zhou Jie

Ren Kai

Lu Jun

Independent Non-executive Directors

William Tudor Brown

Sean Maloney

Lip-Bu Tan

Carmen I-Hua Chang

* For identification purposes only

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: April 28, 2016	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director

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